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                    HAAS FAMILY ENDORSES MORTON ACQUISITION

     PHILADELPHIA (February 26, 1999) -- Rohm and Haas Company (NYSE:ROH) announced that its largest shareholder group, the Haas Family and its related trusts, entered into an agreement today with Morton International, Inc. (NYSE:MII) to vote in favor of Rohm and Haas shareholder resolutions related to the company's pending acquisition of Morton. This agreement reaffirms the Haas Family's earlier-stated support for the transaction.

     "The Haas Family's interest always has been in the success of Rohm and Haas," said John C. Haas, retired chairman of the company and son of co-founder Otto Haas. "The Morton transaction will allow the combined organization to grow under Rohm and Haas leadership. The cultures of the two organizations are remarkably similar. We are happy to endorse the transaction."

     The Haas Family currently controls about 39 percent of the company's common stock outstanding. In anticipation of the Morton acquisition, the family's representatives have signed an agreement to support shareholder resolutions authorizing the issuance of additional Rohm and Haas stock. The company expects to hold a vote of all shareholders on those resolutions during the second quarter of 1999. Upon the passage of the resolutions and the planned completion of the Morton acquisition, the Haas Family's ownership in the company would be about 31 percent of the shares outstanding.

     "Rohm and Haas Company continues to benefit from the Haas Family's commitment," said chairman and CEO J. Lawrence Wilson. "Members of the Haas Family have been involved in the company's governance for 90 years, and our gratitude for the Haas Family's support and guidance has never been stronger. We will keep on growing together."

     Under its previously announced merger agreement with Morton, on February 5, 1999, Rohm and Haas and its wholly owned subsidiary Morton Acquisition Corp. commenced a cash tender offer to purchase up to 80,916,766 shares of Morton for $37.125 per share. The offer is conditioned upon, among other things, the valid tender of shares representing at least 50.1% of the shares of Morton's outstanding common stock on a fully diluted basis. The offer, proration period and withdrawal rights are scheduled to expire at 12 o'clock midnight, New York City time, on Friday, March 5, 1999, unless the offer is extended.

     Also as previously announced, Rohm and Haas has agreed to acquire the remaining Morton shares in a second-step merger in which Morton shares will be exchanged for Rohm and Haas shares valued at $37.125, subject to a collar, or, if fewer than 80,916,766 shares are purchased in the tender offer, for a combination of cash and Rohm and Haas stock. Completion of the second-step merger is anticipated in the second quarter of 1999.

     Wasserstein, Perella is acting as the dealer manager of the transaction, and D.F. King & Company, Inc. is acting as the information agent for the tender offer.

     Rohm and Haas is a speciality chemical company with nearly $4 billion in annual sales. The company's specialty products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems. Chicago-based Morton International, a maker of specialty chemicals and salt products, had sales of $2.5 billion during its fiscal year ended June 30, 1998.
Contacts
Media: John P. McGinnis
Rohm and Haas
215-592-2409
Investors: Eric W. Norris
Rohm and Haas
215-592-2664
D.F. King & Company, Inc.
800-431-9633
212-269-5550